UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 5, 2016

Commission file number 001-16111

GLOBAL PAYMENTS INC.
(Exact name of registrant as specified in charter)

Georgia	58-2567903
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 Glenlake Parkway, North Tower, Atlanta, Georgia	30328-3473
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:     (770) 829-8000

NONE

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events
Global Payments Inc. (the "Company") is filing this Current Report on Form 8-K (this "Current Report") to provide certain information from the Company's Annual Report on Form 10-K for the year ended May 31, 2015 filed with the Securities and Exchange Commission (the "SEC") on July 30, 2015 (the "Fiscal 2015 Annual Report") solely to reflect, for all periods presented, the retrospective effects of a change in reportable segments, the adoption of certain accounting standards updates and a stock split in the form of a stock dividend, each of which occurred subsequent to the filing of the Fiscal 2015 Annual Report, and each of which is described in greater detail below. As required by SEC rules, the Company is updating the financial statements included herein to allow them to be incorporated by reference into the Company’s Registration Statement on Form S-4 that the Company intends to file in connection with its proposed acquisition of Heartland Payment Systems, Inc. ("Heartland"). The updated information is attached to this Current Report as Exhibit 99.1, which is incorporated herein by reference.

Commencing with the Company's fiscal year ending May 31, 2016, which the Company refers to as "fiscal 2016," the Company began reporting based on realigned segments (North America, Europe and Asia-Pacific) due to international investment and a realigned management structure. As a result, Exhibit 99.1 presents prior-year segment data in a manner that conforms to the Company's fiscal 2016 presentation.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The Company adopted this ASU during the three months ended November 30, 2015. As a result, Exhibit 99.1 presents prior-year amounts for deferred income taxes in a manner that conforms to the Company's current presentation. The adoption of this standard did not affect the Company's results of operations or cash flows in either the current or prior interim or annual periods.

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." The update requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued ASU 2015-15, "Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting," to clarify that an entity may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company adopted both ASUs as of June 1, 2015 and elected to continue to present debt issuance costs related to its revolving credit facilities as an asset. As a result, Exhibit 99.1 presents prior-year amounts for debt issuance costs related to its term loans in a manner that conforms to the Company's current presentation. The adoption of this standard did not affect the Company's results of operations or cash flows in either the current or prior interim or annual periods.

During the second quarter of fiscal 2016, the Company's board of directors declared a two-for-one stock split in the form of a stock dividend paid on November 2, 2015 (the “Stock Split”). As a result, all share and per share information presented in Exhibit 99.1 has been retrospectively adjusted to reflect the Stock Split, except for authorized common shares which were not affected.

The following sections of the Fiscal 2015 Annual Report have been updated solely to reflect the retrospective presentation of the change in reportable segments, the adoption of new accounting standards and the Stock Split:

•Part I, Item 1.     Business
•Part II, Item 6.     Selected Financial Data
•Part II, Item 7.     Management's Discussion and Analysis of Financial Condition and Results of Operations
•Part II, Item 8.     Financial Statements and Supplementary Data

The Company has included the entire text of the above sections of the Fiscal 2015 Annual Report in Exhibit 99.1. These sections have been updated solely to reflect the change in reportable segments, the adoption of the accounting standards described above and the Stock Split. Other than as required to reflect the change in reportable segments, adoption of accounting standards and Stock Split, this Current Report does not update the other disclosures contained in the Fiscal 2015 Annual Report, nor does it reflect any subsequent information, activities, events, risks or trends. No sections of the Fiscal 2015 Annual Report other than those listed above have been updated in this Current Report. As a result, this Current Report should be read in conjunction with the Fiscal 2015 Annual Report, including without limitation, Item 1A Risk Factors and the Company's subsequent SEC filings. Certain of these other filings contain important information regarding forward-looking statements, events, developments or updates to certain expectations of the Company that have arisen since the filing of the Fiscal 2015 Annual Report.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP.
99.1	Update to Selected Items of the Annual Report on Form 10-K for the year ended May 31, 2015.
101.1
The following financial information for the periods presented in Exhibit 99.1, formatted in XBRL (eXtensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Comprehensive Income; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Cash Flows; (v) the Consolidated Statements of Changes in Equity; and (vi) the Notes to the Consolidated Financial Statements.

Important Additional Information Will be Filed with the SEC
In connection with the proposed acquisition of Heartland, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed acquisition. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. You will also be able to obtain these documents, when filed, free of charge, from the Company at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

The Company and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed acquisition. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed acquisition will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL PAYMENTS INC

Date: February 5, 2016	By: /s/ Cameron M. Bready
Cameron M. Bready
Executive Vice President and Chief Financial Officer